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Exhibit 99.2

DragonWave Inc.	For the three and nine months ended November 30 2015

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at November 30, 2015	As at February 28, 2015
Assets
Current Assets
Cash and cash equivalents	4	7,784	23,692
Trade receivables	5	27,566	48,626
Inventory	6	25,403	24,294
Other current assets	7	3,611	5,834
Deferred tax asset	20	25	61

		64,389	102,507
Long Term Assets
Property and equipment	8	4,148	4,322
Deferred tax asset	20	—	1,485
Deferred financing cost		—	18
Intangible assets	9	704	794
Goodwill	9	—	11,927

		4,852	18,546
Total Assets	11	69,241	121,053

Liabilities
Current Liabilities
Debt facility	11	26,652	—
Accounts payable and accrued liabilities	10	26,118	40,163
Deferred revenue		2,024	830
Capital lease obligation		211	514
Warrant liability	13,16	47	—

		55,052	41,507
Long Term Liabilities
Debt facility	11	—	32,400
Other long term liabilities	12	888	1,139
Warrant liability	13, 16	4	1,239

		892	34,778
Commitments	15
Shareholders' equity
Capital stock	13	221,126	220,952
Contributed surplus	13	9,024	8,388
Deficit	13	(209,094)	(175,921)
Accumulated other comprehensive loss	13	(9,618)	(9,618)

Total Shareholders' equity		11,438	43,801
Non-controlling interests	3	1,859	967

Total Equity		13,297	44,768
Total Liabilities and Equity		69,241	121,053

Shares issued & outstanding	14	75,487,649	75,290,818

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
REVENUE	17	20,997	47,320	74,254	114,024
Cost of sales	6	16,063	39,602	59,786	94,527

Gross profit		4,934	7,718	14,468	19,497

EXPENSES
Research and development		2,873	4,827	10,981	14,386
Selling and marketing		2,418	3,557	8,714	10,230
General and administrative		3,398	3,808	10,487	11,797

		8,689	12,192	30,182	36,413

Loss before other items		(3,755)	(4,474)	(15,714)	(16,916)
Goodwill impairment	9	—	—	(11,927)	—
Restructuring costs	22	(1,419)	—	(1,419)	—
Amortization of intangible assets	9	(149)	(333)	(481)	(981)
Accretion expense		(36)	(69)	(168)	(109)
Interest expense	11, 16	(499)	(301)	(1,590)	(1,105)
Warrant issuance expenses		—	—	—	(221)
Gain on change in estimate	3	—	200	—	301
Gain on sale of fixed assets	3	—	18	—	18
Fair value adjustment — warrant liability	13	293	1,880	1,188	1,028
Foreign exchange (loss) gain		270	145	(24)	519

Loss before income taxes		(5,295)	(2,934)	(30,135)	(17,466)
Income tax expense	20	459	502	2,146	1,047

Net Loss		(5,754)	(3,436)	(32,281)	(18,513)
Net Income Attributable to Non-Controlling Interest		(493)	(320)	(892)	(739)

Net Loss attributable to shareholders		(6,247)	(3,756)	(33,173)	(19,252)
Net loss per share
Basic	14	(0.08)	(0.05)	(0.44)	(0.29)
Diluted	14	(0.08)	(0.05)	(0.44)	(0.29)
Weighted Average Shares Outstanding
Basic	14	75,450,850	75,254,452	75,341,034	65,738,695
Diluted	14	75,450,850	75,254,452	75,341,034	65,738,695

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Operating Activities
Net Loss		(5,754)	(3,436)	(32,281)	(18,513)
Items not affecting cash
Goodwill impairment	9	—	—	11,927	—
Amortization of property and equipment	8	494	519	1,464	1,874
Amortization of intangible assets	9	149	333	481	981
Accretion expense		36	69	168	109
Bad debt expense (recovery)	5	(68)	14	80	163
Interest expense		—	—	—	28
Gain on change in estimate	3	—	(200)	—	(301)
Gain on contract amendment		—	—	—	(530)
Fair value adjustment–warrant liability	13	(293)	(1,880)	(1,188)	(1,028)
Stock-based compensation		273	321	778	968
Unrealized foreign exchange loss		102	449	381	497
Deferred income tax expense		—	22	1,485	—
Inventory impairment	6	210	272	1,235	1,585

		(4,851)	(3,517)	(15,470)	(14,167)
Changes in non-cash working capital items		5,995	(6,280)	7,643	(7,013)

		1,144	(9,797)	(7,827)	(21,180)

Investing Activities
Acquisition of property and equipment		(39)	(1,311)	(1,290)	(2,772)
Acquisition of intangible assets		(63)	(41)	(391)	(274)

		(102)	(1,352)	(1,681)	(3,046)

Financing Activities
Capital lease obligation		(87)	(43)	(303)	(715)
Contribution by non-controlling interest in DW-HFCL	3	—	—	—	164
Warrant liability		—	—	—	2,551
Debt facility		(6,150)	7,600	(5,748)	11,600
Issuance of common shares net of issuance costs		6	15	32	21,677

		(6,231)	7,572	(6,019)	35,277

Effect of foreign exchange on cash and cash equivalents		(102)	(449)	(381)	(497)
Net increase/(decrease) in cash and cash equivalents		(5,291)	(4,026)	(15,908)	10,554
Cash and cash equivalents at beginning of period		13,075	33,572	23,692	18,992
Cash and cash equivalents at end of period		7,784	29,546	7,784	29,546

Cash paid during the period for interest		561	334	1,575	932

Cash paid during the period for taxes		135	—	351	574

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three and nine months ended November 30, 2015

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2015	75,290,818	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	277	—	—	—	277
Other	24,512	16	(4)	—	—	—	12
Net (Loss)/Income	—	—	—	(5,954)	—	130	(5,824)

Balance at May 31, 2015	75,315,330	$220,968	$8,661	$(181,875)	$(9,618)	$1,097	$39,233

Stock-based compensation	—	—	228	—	—	—	228
Exercise of restricted share units	60,000	133	(133)	—	—	—	—
Other	58,575	17	(3)	—	—	—	14
Net (Loss)/Income	—	—	—	(20,972)	—	269	(20,703)

Balance at August 31, 2015	75,433,905	$221,118	$8,753	$(202,847)	$(9,618)	$1,366	$18,772

Stock-based compensation	—	—	273	—	—	—	273
Other	53,744	8	(2)	—	—	—	6
Net (Loss)/Income	—	—	—	(6,247)	—	493	(5,754)

Balance at November 30, 2015	75,487,649	$221,126	$9,024	$(209,094)	$(9,618)	$1,859	$13,297

Three and nine months ended November 30, 2014

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	359	—	—	—	359
Exercise of warrants	473,646	161	—	—	—	—	161
Other	8,851	15	1	81	—	—	97
Contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	164	164
Net Loss	—	—	—	(6,632)	—	(35)	(6,667)

Balance at May 31, 2014	58,491,243	$198,769	$7,478	$(161,056)	$(9,682)	$48	$35,557

Stock-based compensation	—	—	288	—	—	—	288
Public offering	15,927,500	21,631	—	—	—	—	21,631
Exercise of warrants	813,076	497	—	—	—	—	497
Other	10,562	17	—	23	64	—	104
Net (Loss)/Income	—	—	—	(8,864)	—	454	(8,410)

Balance at August 31, 2014	75,242,381	$220,914	$7,766	$(169,897)	$(9,618)	$502	$49,667

Stock-based compensation	—	—	321	—	—	—	321
Exercise of warrants	14,335	6	—	—	—	—	6
Other	13,392	14	—	—	—	—	14
Net (Loss)/Income	—	—	—	(3,756)	—	320	(3,436)

Balance at November 30, 2014	75,270,108	$220,934	$8,087	$(173,653)	$(9,618)	$822	$46,572

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on the NASDAQ Capital Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Capital Market under the symbol DRWIW.

        These consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.à r.l., incorporated in Luxembourg, DragonWave Comercio de Equipamentos De Telecomunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, DragonWave India Private Limited, incorporated in India and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated interim financial statements for the three and nine months ended November 30, 2015 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the nine months ended November 30, 2015. Recently, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant OEM channel and challenges with product shipped in the three months ended August 31, 2015 to a new customer in India. As a result, the company has breached the terms of its debt facility and is currently operating under forbearance. At January 13, 2016 the Company is in breach of one of the financial terms of the forbearance agreement. No long term debt facility agreement has been reached. These factors have raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business and overcome these difficulties include several key assumptions.

        Some of the significant assumptions include the Company's continued efforts in the following areas:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Continuing to minimize fixed and variable operating expenses – leveraging the savings achieved through staff reductions internationally in the three months ended November 30, 2015;

  •
  Renegotiating the terms of existing debt facilities;

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Resolving the dispute over product shipped in the three months ended August 31, 2015 to a new customer in India and pursuing our related contractual legal remedies;

  •
  Exploring opportunities to sell non-core intellectual property and legacy product technology;

  •
  Adjusting our business focus and resources as a result of a revised channel strategy that moves away from Nokia;

  •
  Reducing inventory levels in both raw material and finished goods inventory; and,

  •
  Working closely with vendors to ensure supply continuity.

        These plans may be difficult to achieve. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated interim financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The consolidated interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2015.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

3. BUSINESS COMBINATIONS

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia.

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments.

        During the nine months ended November 30, 2014 the Company revised the termination fee liability which resulted in a gain of $301. Payments totaling $3,287 were made in the nine months ended November 30, 2014.

        During the nine months ended November 30, 2015 the Company made a payment of $1,119. The next payment is scheduled for March, 2016. As at November 30, 2015 the liability is valued at $3,182 and is considered short term in nature [February 28, 2015–$4,383; short term: $4,227 and long term: $156].

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the nine month period ended November 30, 2014, the minority owner, HFCL, made a capital contribution of $164.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	November 30, 2015				February 28, 2015
Native Currency	Native Currency $	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	3,913	1.000	3,913	50.3%	15,010	63.4%
Canadian Dollar	508	0.750	381	4.9%	4,106	17.3%
Indian Rupee	202,677	0.015	3,034	39.0%	2,497	10.5%
Other			456	5.8%	2,079	8.8%

Total Cash and Cash Equivalents			7,784	100.0%	23,692	100.0%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

4. CASH AND CASH EQUIVALENTS (Continued)

        The Company is required to have a minimum of $3,000 held at Comerica Bank [February 28, 2015–$10,000].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	November 30, 2015	February 28, 2015
Trade Receivables (gross)	27,897	49,295
Allowance for doubtful accounts	(331)	(669)

Total Trade Receivables (net)	27,566	48,626

        As at November 30, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 49% and 22% of the trade receivables balance [February 28, 2015–two customers represented 37% and 34% of the trade receivables balance].

        Included in general and administrative expenses is a recovery of $68 and an expense of $80 related to bad debt expense for the three and nine months ended November 30, 2015 [three and nine months ended November 30, 2014–expense of $14 and $163].

6. INVENTORY

        Inventory is comprised of the following:

	November 30, 2015	February 28, 2015
Raw Materials	2,456	7,469
Work in Progress	1,557	577
Finished Goods	18,625	13,709

Total Production Inventory	22,638	21,755
Inventory held for customer service/warranty	2,765	2,539

Total Inventory	25,403	24,294

        Cost of sales for the three and nine months ended November 30, 2015 was $16,063 and $59,786 respectively [three and nine months ended November 30, 2014–$39,602 and $94,527 respectively], which included $11,346 and $46,268 respectively of product costs [three and nine months ended November 30, 2014–$35,371 and $83,864]. The remaining costs of $4,717 and $13,518 respectively [three and nine months ended November 30, 2014–$4,231 and $10,663 respectively] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

6. INVENTORY (Continued)

        For the three and nine months ended November 30, 2015, the Company recognized an impairment loss on inventory of $210 and $1,235 [three and nine months ended November 30, 2014–$272 and $1,585 respectively]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of sales for the three and nine months ended November 30, 2015 were overhead and labour allocations of $358 and $1,554 [three and nine months ended November 30, 2014–$986 and $2,887 respectively]. Included in inventory at November 30, 2015 were overhead and labour allocations of $532 [February 28, 2015–$461].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	November 30, 2015	February 28, 2015
Deposits on inventory	1,037	1,240
Prepaid expenses	1,446	2,082
Indirect taxes (net)	882	1,079
Income tax receivable	—	390
Deferred financing costs	32	55
Receivable from Contract Manufacturers and other items	214	988

Total other current assets	3,611	5,834

8. PROPERTY AND EQUIPMENT

	November 30, 2015			February 28, 2015
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	24,224	21,294	2,930	3,056
Computer hardware	3,695	3,433	262	260
Production fixtures	2,431	1,774	657	661
Leasehold improvements	1,081	964	117	146
Furniture and fixtures	862	753	109	145
Communication equipment	288	285	3	8
Other	447	377	70	46

Total property and equipment	33,028	28,880	4,148	4,322

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

8. PROPERTY AND EQUIPMENT (Continued)

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Research and development ("R&D")	91	228	278	1,025
Selling and marketing ("S&M")	10	13	32	42
General and administrative ("G&A")	393	278	1,154	807

Total	494	519	1,464	1,874

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	November 30, 2015				February 28, 2015
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	7,028	6,324	—	704	794
Goodwill	11,927	—	11,927	—	11,927

        For the three and nine months ended November 30, 2015, the Company recognized amortization of intangible assets of $149 and $481 [three and nine months ended November 30, 2014–$333 and $981]. The Company estimates that it will recognize $353 and $351 respectively for the next two succeeding years.

        The Company tests goodwill for impairment annually on August 31 and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Consistent with the Company's assessment that it has only one reporting segment, the Company tests goodwill for impairment at the entity level. The Company tests goodwill using a two-step process. The Company looks at any qualitative factors that would suggest that further analysis is required. For the three months ended August 31, 2015, the Company determined that the continuing decline of DragonWave's market capitalization and continued losses in fiscal year 2016 warranted further analysis. The first step consists of estimating the fair value of the Company's single reporting unit and comparing that to the carrying amount of the Company's net assets. At August 31, 2015 management used both an income-based and market based approach to value the single reporting unit. Under the income-based approach, the Company used a discounted cash flow methodology, while under the market-based approach, the Company considered its market capitalization in addition to an estimated control premium based on a review of comparative market transactions. In the second step, the Company compared the implied carrying value of the goodwill to the values determined previously in the process and concluded that its goodwill was fully impaired. As a

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

result, the Company recorded a non-cash impairment charge of $11,927 in the six months ended August 31, 2015.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	November 30, 2015	February 28, 2015
Trade payables	13,806	23,474
Accrued liabilities	5,821	9,394
Termination fee	3,182	4,227
Payroll related accruals	1,531	2,076
Warranty accrual	877	335
Income taxes payable	901	657

Total Accounts Payable and Accrued Liabilities	26,118	40,163

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three Months Ended		Nine Months Ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Balance at the beginning of the period	1,473	806	678	619
Accruals	639	57	1,769	585
Utilization	(896)	(249)	(1,231)	(590)

Ending Balance	1,216	614	1,216	614

Short term Portion	877	352	877	352
Long term Portion	339	262	339	262

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY

        The Company has established a credit facility with Comerica Bank and Export Development Canada. As at November 30, 2015, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $26,652 on the facility as at November 30, 2015 [February 28, 2015–$32,400], and $1,843 against its letter of credit facility [February 28, 2015–$1,864].

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the three and nine month period ended November 30, 2015 the weighted average debt outstanding was $29,143 and $31,749 [three months and nine months ended November 30, 2014-19,393 and $17,832] and the Company recognized $490 and $1,594 in interest expense related to the debt facility [three and nine months ended November 30, 2014–$332 and $932] and expensed $14 and $42 in deferred financing cost [three and nine months ended November 30, 2014–$14 and $173].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period.

        The Company has in place a forbearance agreement until January 29, 2016, which identifies new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $3,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $35,000 and implements more frequent monitoring. Subsequent to November 30, 2015 DragonWave Inc. repaid $4,500 on the line of credit. As of January 13, 2016 the Company is not in compliance with one of the financial terms of the forbearance agreement.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	November 30, 2015	February 28, 2015
Warranty accrual	339	343
Deferred revenue	549	578
Termination fee	—	156
Capital lease obligation	—	62

Total Other Long Term Liabilities	888	1,139

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at U.S. $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD for aggregate gross proceeds of $28,670 CAD. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 ($26,184 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

Share Based Compensation Plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "Previous Plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the previous plan was 10% of the common shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the Previous Plan. The Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of common shares issuable under the Plan is 7,548,765, which represents 10% of the common shares issued and outstanding as at November 30, 2015.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Three and nine months ended November 30, 2015		Three and nine months ended November 30, 2014
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Options at February 28, 2015 and 2014	3,985,587	$3.05	3,173,321	$3.71
Granted	1,494,200	$0.77	1,056,876	$2.13
Forfeited	(691,216)	$4.69	(95,673)	$5.07

Options at August 31, 2015 and 2014	4,788,571	$2.11	4,134,524	$3.28

Granted	2,783,550	$0.12	23,100	$1.16
Forfeited	(400,810)	$2.39	(48,050)	$4.73

Options at November 30, 2015 and 2014	7,171,311	$1.32	4,109,574	$3.25

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended November 30, 2015 and November 30, 2014:

	November 30, 2015	November 30, 2014
Volatility	88.0%	76.4%
Risk Free Rate	0.72%	1.36%
Dividend Yield	Nil	Nil
Average Expected Life	3.97 yrs	4.00 yrs

        The 2,783,550 and 4,277,750 options granted during the three and nine months ended November 30, 2015 were determined to have a fair value of $159 and $680 respectively [three and nine months ended November 30, 2014: 23,100 options valued at $14 and 1,079,976 options valued at $1,202].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on November 30, 2015:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$0.12	$0.14	2,733,550	4.98	$0.12	1,366,814	4.98	$0.12
$0.15	$0.68	53,000	4.86	$0.18	—	0.00	$0.00
$0.69	$0.84	1,291,750	4.47	$0.77	—	0.00	$0.00
$0.85	$1.88	497,928	3.03	$1.22	407,776	2.98	$1.22
$1.89	$2.12	403,702	2.70	$2.07	227,396	2.64	$2.07
$2.13	$2.20	863,497	3.62	$2.15	302,412	3.62	$2.15
$2.21	$2.49	551,537	2.44	$2.24	345,797	2.44	$2.24
$2.50	$3.17	427,647	1.66	$2.93	351,125	1.64	$2.93
$3.18	$7.84	348,700	0.45	$6.70	348,310	0.45	$6.70

		7,171,311	3.85	$1.32	3,349,630	3.37	$1.77

        The Company has recognized $271 and $731 for the three and nine months ended November 30, 2015 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2014–$282 and $911]. Stock compensation expense was allocated to operating expenses as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
R&D	47	75	132	228
S&M	68	80	157	258
G&A	156	127	442	425

Total	271	282	731	911

        As at November 30, 2015, compensation costs not yet recognized relating to stock option awards outstanding is $1,404 [February 28, 2015–$1,926] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the three and nine months ended November 30, 2015 or November 30, 2014.

        The intrinsic value associated with fully vested options at November 30, 2015 is $62 (February 28, 2015–$0).

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSUs vested during the second quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the nine months ended November 30, 2015:

	Nine months ended November 30, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2015	80,000	$2.15
Forfeited	(20,000)	$2.15
Vested	(60,000)	$2.15

RSU balances at November 30, 2015	—	—

        The Company has recognized $- and $39 for the three and nine months ended November 30, 2015 as compensation expense for restricted share units, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2014: $39 and $58].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2015 a total of 50,767 and 118,423 common shares were purchased by employees at fair market value, while the Company issued 11,735 and 27,802 common shares, net of forfeitures, as its matching contribution during the three and nine months ended November 30, 2015. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2015 was $2 and $8, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2014–$3 and $10]. The fair value of the unearned ESPP shares as at November 30, 2015 was $11 [November 30, 2014–$12]. The number of shares held for release, and still restricted under the plan at November 30, 2015 was 23,703 [November 30, 2014–9,088].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at November 30, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3%, dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 per unit for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued–8,932,500). Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to U.S. $1.30 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment–warrant liability" in the consolidated statement of operations. As at November 30, 2015, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $4. In the three and nine months ended November 30, 2015 the Company realized a gain in the amount of $14 and $599 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $4.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD per unit for aggregate gross proceeds of $26,234 ($28,670 CAD). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014. During the three and nine months ended November 30, 2015 the Company realized a gain in the amount of $279 and $589 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $47.

14. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. NET LOSS PER SHARE (Continued)

        As at November 30, 2015 a total of 7,171,311 options and 10,084,062 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the dilutive impact on net loss per share during the three and nine month periods ended including the effect of outstanding options and warrants:

	Three months ended		Nine months ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Net loss attributable to shareholders	(6,247)	(3,756)	(33,173)	(19,252)
Weighted average number of shares outstanding	75,450,850	75,254,452	75,341,034	65,738,695

Basic Net Loss/Dilutive Net Loss per share	$(0.08)	$(0.05)	$(0.44)	$(0.29)

15. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at November 30, 2015 per fiscal year are as follows:

2016	370
2017	1,166
2018	138
2019	10

1,684

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders in place for raw materials and manufactured products with these contract manufacturers. All of this material is considered to be part of the normal production process and the Company takes provisions against any portion of that inventory that it does not expect to be fully used based on current forecasts and projections.

        As at November 30, 2015, the Company had provisions on the consolidated balance sheet totaling $1,642 related to inventory held by contract manufacturers that it does not expect to be fully used [February 28, 2015–$99].

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30, 2015	February 28, 2015
Assets held at fair value (A)	7,784	23,692
Loans and receivables (B)	27,780	49,614
Other financial liabilities (C)	50,992	71,728
Liabilities held at fair value (D)	51	1,239

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Capital Market.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at November 30, 2015 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

        As at November 30, 2015 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	4	4

        As at February 28, 2015, the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 3	Total
Financial Liabilities
Warrant liability	603	603

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and nine months ended November 30, 2015 follows:

	Warrants	$
Balance at February 28, 2015	2,088,750	603
Fair value adjustment–warrant liability	—	(585)

Balance at August 31, 2015	2,088,750	18

Fair value adjustment–warrant liability	—	(14)

Balance at November 30, 2015	2,088,750	4

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and nine month periods ended November 30, 2015 was $485 and $1,549 on the Company's cash, cash equivalents, and debt facility [three months and nine months ended November 30, 2014–expense of $287 and $931].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts.

        As of November 30, 2015, if the US dollar had appreciated 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an increase in after-tax net loss of $32 for the three and nine months ended November 30, 2015 [three and nine months ended November 30, 2014–decrease of $16], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at November 30, 2015.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at November 30, 2015, the Company had cash and cash equivalents totaling $7,784 [February 28, 2015–$23,692]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

17. SEGMENTED INFORMATION

        The Company operates in one operating segment–broadband wireless backhaul equipment.

        The Company analyzes its sales according to geographic region and target product development and sales strategies. The following table presents total revenues by geographic location through direct and indirect sales and through Original Equipment Manufacturers (OEM) partner, Nokia:

	Three Months Ended November 30, 2015				Three Months Ended November 30, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	519	—	519	2%	1,180	—	1,180	2%
Europe, Middle East & Africa	1,728	6,860	8,588	41%	1,855	16,377	18,232	39%
India	2,176	1,296	3,472	17%	12,366	4,595	16,961	36%
United States	6,057	—	6,057	29%	5,027	—	5,027	11%
Rest of World	2,140	221	2,361	11%	3,164	2,756	5,920	12%

	12,620	8,377	20,997	100%	23,592	23,728	47,320	100%

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

17. SEGMENTED INFORMATION (Continued)

	Nine Months Ended November 30, 2015				Nine Months Ended November 30, 2014
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	2,099	—	2,099	3%	3,222	—	3,222	3%
Europe, Middle East & Africa	5,395	26,130	31,525	42%	7,407	44,461	51,868	45%
India	12,748	3,281	16,029	22%	18,983	8,230	27,213	24%
United States	17,399	19	17,418	23%	15,023	—	15,023	13%
Rest of World	4,606	2,577	7,183	10%	5,399	11,299	16,698	15%

	42,247	32,007	74,254	100%	50,034	63,990	114,024	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

18. ECONOMIC DEPENDENCE

        For the three months ended November 30, 2015, the Company was dependent on two key customers with respect to revenue. These customers represented approximately 40% and 15% of sales during that three month period [three months ended November 30, 2014–two customers represented 50% and 26%].

        The Company was dependent on three key customers with respect to revenue in the nine months ended November 30, 2015. These customers represented approximately 43%, 16% and 11% of sales during that nine month period [nine months ended November 30, 2014–two customers represented 56% and 17%].

19. EXPENSES

        Included in general and administrative expenses is $60 and $244 related to premises rental expense for the three and nine month periods ended November 30, 2015 [three and nine months ended November 30, 2014–$95 and $304]. Total rental expense for the three and nine month periods ended November 30, 2015 was $391 and $1,227 [three and nine months ended November 30, 2014–$543 and $1,669].

20. INCOME TAXES

        For the three and nine months ended November 30, 2015 the Company recognized a tax expense of $459 and $2,146 respectively [three and nine months ended November 30, 2014–$502 and $1,047].

        As of November 30, 2015 the Company's deferred tax assets relate to net operating loss carry-forwards in the United States. During the nine months ended November 30, 2015 the Company recorded an increase in the valuation allowance of $1,485 as management believes it is more likely than not that the related deferred tax assets will not be realized [increase in the valuation allowance in the three and nine months ended November 30, 2014–nil].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

20. INCOME TAXES (Continued)

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2016. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and nine months ended November 30, 2015, the Company recognized a tax expense of $459 and $661 relating to foreign jurisdictions which are anticipated to be profitable within the current fiscal year.

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year.

22. RESTRUCTURING COSTS

        In September 2015, the Company implemented a restructuring plan in line with its objective of reducing its net losses and cash usage. The plan included a 23% reduction of the workforce across a variety of functional areas of the business. The restructuring plan impacted staff primarily in China and Canada, and to a lesser extent other countries globally. The corresponding reduction in compensation related spending is intended to help better align the Company's costs with its revenues.

        Restructuring charges of approximately $1,419 related to severance costs have been recognized during the three and nine months ended November 30, 2015 [three and nine months ended November 30, 2014–nil]. As at November 30, 2015 the Company had a liability of $218 related to restructuring activities on the consolidated balance sheet.

23. SUBSEQUENT EVENT

        On December 1, 2015, the Company announced that, on January 26, 2016, it will hold a special meeting of shareholders to consider, and if deemed appropriate, to approve, a special resolution to authorize an amendment of the Company's articles to consolidate the common shares of the Company. Subject to the approval of the Toronto Stock Exchange, approval of the special resolution by shareholders would give the Board of Directors the authority to implement the share consolidation at a consolidation ratio between 15-for-1 and 25-for-1, or, in its discretion, revoke the special resolution, without further approval or action or prior notice to shareholders. If approved and implemented, the share consolidation will occur simultaneously for all of the Company's common shares and will affect all shareholders uniformly.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)